UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

MINUTES OF THE 28TH MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 4, 2013.

I. DATE, TIME AND PLACE: Held on June 4, 2013, at 9:30 a.m., at Praia do Botafogo, No. 300, 11th floor, room 1101, Botafogo, in the City and State of Rio de Janeiro. II. CALL NOTICE: Carried out through individual messages sent to each member of the Board of Directors. III. QUORUM AND ATTENDANCE: All of the Board Members were in attendance and signed below. IV. BOARD: Chairman: Mr. José Augusto da Gama Figueira; Secretary: Ms. Maria Gabriela Campos da Silva Menezes Cortes. V. AGENDA: (1) election of the Chief Executive Officer and (2) change in the Chairmanship of the Board of Directors. VI. RESOLUTIONS: With respect to item (1) of the Agenda, the Board Members unanimously decided to elect as Chief Executive Officer of the Company Mr. ZEINAL ABEDIN MAHOMED BAVA, Portuguese, married, engineer, bearer of Portuguese passport No. J745179, valid until November 4, 2013, registered with the individual taxpayers’ registry (CPF/MF) under No. 057.368.807-92, with business address at Rua Borges de Medeiros, 633, suite 301, CEP 22430-041, City and State of Rio de Janeiro, to serve the term expiring on the first meeting of the Board of Directors of Oi S.A. following the 2014 Ordinary General Shareholders’ Meeting; he will assume his office and commence his duties immediately after obtaining a permanent visa in Brazil. Mr. Bava declares, under penalty of law, that he is legally authorized to perform his duties and is involved in any of the crimes and impediments defined in CVM Instruction No. 367, dated May 29, 2002. With respect to item (2) of the Agenda, the termination of the authorization granted on January 22, 2013 to director José Mauro Mettrau Carneiro da Cunha to act as Chief Executive Officer was recorded. As of this date, Mr. da Cunha resumes his role as Chairman of the Board of Directors, resigning as Chief Executive Officer of the Company. VII. CLOSING: With nothing further to discuss, the Chairman adjourned the Meeting and these minutes were drafted, read and approved and signed by all of the Board Members in attendance and by the Secretary of the Meeting, (/s/) José Augusto da Gama Figueira; Antonio Cardoso dos Santos; Armando Galhardo N. Guerra Junior; Rafael Cardoso Cordeiro; Alexandre Jereissati Legey; Carlos Augusto Borges; Cristiano Yazbek Pereira; Shakhaf Wine; Fernando Magalhães Portella; Renato Torres de Faria; Luis Miguel da Fonseca P. de Melo (alternate); Sergio Franklin Quintella; Pedro Jereissati; Fernando Marques dos Santos; Carlos Fernando Costa; José Valdir Ribeiro dos Reis.

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, June 4, 2013.

Maria Gabriela Campos da Silva Menezes Cortês

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2013

OI S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer